File No. 333-16279
                                             Filed under Rule 424(b)(3)
First Golden American Life Insurance Company of New York


                      Prospectus Supplement

                          July 9, 1997

       Supplement to the Prospectus dated May 6, 1997 for

                     GoldenSelect/R/ DVA PLUS
    Deferred Combination Variable and Fixed Annuity Contracts

                           __________


     On July 7, 1997, Equitable of Iowa Companies ("Equitable of Iowa") and ING Groep, N.V. ("ING") entered into a definitive merger agreement providing for Equitable of Iowa to become a wholly owned subsidiary of ING in a transaction expected to occur in the fourth quarter of this year. Equitable of Iowa is the ultimate corporate parent of First Golden American Life Insurance Company of New York, the issuer of the GoldenSelect/R/ Deferred Combination Variable and Fixed Annuity offered in the State of New York, and the corporate parent of Directed Services, Inc. ("DSI"), the distributor of GoldenSelect/R/ variable products and the manager of The GCG Trust, and Equitable Investment Services, Inc. ("EISI"), the adviser of the Equi-Select Series Trust (the "ESS Trust," and together with The GCG Trust, the "Trusts") and a portfolio manager to The GCG Trust. ING, headquartered in the Netherlands, is a global financial services holding company with over $275 billion in assets and another $50 billion in third-party assets under management. It is anticipated that Equitable of Iowa's operations will be merged with the North American life insurance operations of ING, and consummation of the acquisition, which is subject to a number of conditions including customary regulatory approvals, will likely result in the termination of the management agreement between DSI and The GCG Trust, each of the portfolio management agreements among DSI, The GCG Trust and the portfolio managers of The GCG Trust, the management agreement between EISI and the ESS Trust, and each of the portfolio management agreements among EISI, the ESS Trust and the portfolio managers of the ESS Trust. It is expected that the respective Boards of Trustees of the Trusts will consider before that time new agreements with DSI, EISI and the portfolio managers in respect of the Trusts. Any such agreements, which will likely be substantially identical to the current agreements, would be subject to approval by shareholders of the respective Trusts.



This supplement should be retained with your GoldenSelect/R/
Prospectus.



IN FG-3120 NY DVA PLUS 7/97